SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FISCAL YEAR OF 2009 RESULTS

(Rio de Janeiro – March 24, 2010) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in
U.S. dollars, prepared in accordance with U.S. GAAP.

HIGHLIGHTS
(in millions of U.S. dollars)

				Year ended December 31,

3Q-2009	4Q-2009	4Q-2008		2009	2008

3,734	5,143	2,166	Net income for the period attributable to Petrobras	15,504	18,879
7,274	8,226	3,727	Adjusted EBITDA	28,982	31,083
2,534	2,561	2,428	Total domestic and international oil and gas production (mbbl/d)	2,526	2,400

• Consolidated net income attributable to Petrobras for the year ended December 31, 2009 reached U.S.$15,504 million, 17.9% lower than the year ended December 31, 2008, primarily due to average lower sales prices of oil and oil products (as a result of the 33.5% decrease on the domestic average oil price in 2009 compared to 2008), foreign exchange losses during the period resulting from the Company´s net monetary asset exposure in U.S. dollars and the extraordinary expense incurred in 2009 for special government participation taxes. Adjusted EBITDA decreased 6.8% to U.S.$28,982 million in 2009, compared to U.S.$31,083 million in 2008. Excluding the currency exchange effects of the conversion of Reais to U.S. dollars, adjusted EBITDA increased 4.9% in 2009 compared to 2008, despite lower crude oil and oil products prices. This increase in Reais was due primarily to lower average unit costs, decreased imports and government participation expenses linked to international prices.

• Consolidated net income for the fourth quarter of 2009 reached U.S.$5,143 million, 37.7% higher than the third quarter of 2009. This increase was due to higher average Brent price on the fourth quarter of 2009 and its effects on exports, a 2.3% increase on domestic sales volumes and lower operating expenses in the fourth quarter of 2009 compared to the third quarter of 2009 which was mainly affected by the extraordinary expense for special government participation taxes on the Marlim field.

• Total domestic and international oil and gas production reached an average of 2,526 mbbl/d in 2009, a 5.3% increase over 2008, due to increased output from the P-52 (Roncador), P-53 (Marlim Leste) and P-54 (Roncador) platforms, together with the start-up of the P-51 (Marlim Sul), FPSO - Cidade de Niterói (Marlim Leste), FPSO – Cidade de São Vicente (Tupi extended well test, or EWT) and FPSO-Cidade de São Mateus (Camarupim) platforms. The start-up of these platforms, together with the increased output from existing fields, more than offset the natural decline in mature fields.

• Petrobras had a trade balance superavit (exports less imports volumes of crude oil and oil products) of 156 mbbl/d in 2009, due to higher total domestic oil production and a 22.8% decrease in total oil product imports which resulted mainly from lower levels of diesel imports responding to lower demand and to higher diesel volumes produced from national crude oil.

• Capital expenditures amounted to U.S.$35,134 million in 2009, most of which was allocated to the expansion of future oil and gas production capacity; in refineries, aiming the increase on capacity and to the improvement of the fuels quality and of the gas pipeline network in Brazil, thus allowing for better outflow of production and for the attendance of the market.

• Our proved reserves in Brazil and abroad, which are estimated by our management in accordance with Rule 4-10 of Regulation S-X of the U.S. Securities and Exchange Commission (SEC), amounted to 12.1 billion and 11.1 billion barrels of oil equivalent for 2009 and 2008, respectively. As of December 31, 2009, our proved reserves-to-production ratio was 14 years. These numbers include 182 million barrels of oil equivalent of the pre-salt discoveries in the Espírito Santo Basin, but do not include the pre-salt discoveries in the Santos Basin, which are still under valuation.

• Proposed dividends amounted to U.S.$4,565 million in 2009, of which U.S.$3,914 million were anticipated to shareholders in the form of interest on shareholders’ equity, generating a tax benefit of U.S.$1,331 million.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Dear shareholders and investors,

Our results for the fiscal year and fourth quarter of 2009 clearly underline the Company’s achievements this year despite the global financial crisis. We have maintained a well-defined strategic focus and as a result have recorded outstanding operating and financial performances.

We continued on our path to become one of the world’s five largest energy companies, generating jobs in Brazil and abroad, as well as creating value for our shareholders. We attribute such success to adjustments we have made to our processes, the rational use of our resources, efficient cost controls and record annual investments.

At a time when the laws governing the Brazilian oil sector´s regulatory framework are being debated in Congress, we are preparing ourselves for this new phase in the country’s economy. The Board of Directors, in meeting held on March 19, 2010, authorized the Board of Executive Officers to continue reviewing the Business Plan, using as reference a range between U.S.$200 and U.S.$220 billion for the investment in the period 2010-2014, but limiting the net debt/EBITDA ratio to 2.5 and leverage ratio to 35% (net debt/(net debt + shareholders' equity)).

In 2009, our investments reached a record level of U.S.$35.1 billion, 17.6% higher than in 2008. As a result, our oil and gas output increased by 5.3% with the start-up of new production units in Brazil and the beginning of production in Akpo, in Nigeria.

The Company recorded increased Adjusted EBITDA in Reais, 4.9% higher than the previous year despite the 36.1% decline in average Brent crude prices. These results allowed us to continue with our heavy investments. Annual net income attributable to Petrobras totaled U.S.$15.5 billion, 17.9% lower than on 2008. Capital discipline was crucial in improving our financial indicators, and it is worth emphasizing that this remains one of our main concerns.

At the Annual Shareholders’ Meeting on April 22, 2010, we will propose dividend payments of U.S.$4.6 billion, of which U.S.$3.9 billion were anticipated to shareholders in the form of interest on shareholders’ equity.

On December 31, 2009, our proved reserves in Brazil and abroad totaled 12.1 billion barrels of oil equivalent, according to the criteria set forth in Rule 4-10 of Regulation S-X of the U.S. Securities and Exchange Commission (SEC). Of this total, only 182 million barrels of oil equivalent came from the pre-salt discoveries, indicating excellent prospects for the Company, with commercial feasibility studies expected to be filed on behalf of Tupi by December 2010, Carioca by 2011, Parati and Guará in 2012 and Iara in 2013.

We recorded a 2009 financial trade surplus of U.S.$2.9 billion and a volume surplus of 156 mbbl/d, reflecting an increase in oil and oil products production which was fueled by investments in the refineries.

We have also moved in the direction of consolidating the domestic petrochemical sector through our agreement with Odebrecht S.A., which resulted in the creation of a giant petrochemical company through the merger of Quattor and Braskem and the consequent increase in our interest in Braskem.

In a year of scarce credit and high volatility worldwide, we successfully raised funding of more than U.S.$35 billion at extremely attractive rates to complement our investment needs.

On the pre-salt front, 2009 was an extremely fruitful year: we initiated the Tupi Extended Duration Test, began several new projects and continued other ongoing ones, announced recoverable oil volume from Guará recording high productivity from that finding, and confirmed Tupi’s excellent productivity.

All in all, 2009 was an exceptionally challenging year, given the turbulence in the international financial and commodities markets. Although we are beginning 2010 in a much less adverse scenario, we will still approach challenges in the same uncompromising manner, more determined than ever to use our enterprising spirit to achieve growth and better results, overcome barriers and build an energy company that makes an invaluable contribution to the development of Brazil and the other countries where it operates.

Net Income and Consolidated Financial and Economic Indicators

				Year ended December 31,
			Income statement data
3Q-2009	4Q-2009	4Q-2008	(in millions of U.S. dollars, except for per share and per	2009	2008
			ADS data)

32,488	33,504	28,039	Sales of products and services	115,892	146,529
25,875	26,200	22,337	Net operating revenues	91,869	118,257
5,281	5,772	2,318	Operating income	21,869	25,294
594	395	1,032	Financial income (expense), net	429	2,377
3,734	5,143	2,166	Net income attributable to Petrobras	15,504	18,879
			Basic and diluted earnings per common and preferred
0.43	0.59	0.25	share	1.77	2.15
0.86	1.18	0.50	Basic and diluted earnings per ADS	3.54	4.30

			Other data
44.3	46.8	33.9	Gross margin (%) (1)	46.4	38.4
20.4	22.0	10.4	Operating margin (%) (2)	23.8	21.4
14.4	19.6	9.7	Net margin (%) (3)	16.9	16.0
7,274	8,226	3,727	Adjusted EBITDA	28,982	31,083
52	53	51	Debt to equity ratio (%) (4)	53	51

			Financial and economic indicators
68.00	75.00	55.00	Average Brent crude (U.S.$/bbl)	62.00	97.00
			Average Commercial Selling Rate for U.S. dollar
1.8681	1.7394	2.2802	(R$/U.S.$)	1.9972	1.8362
			Period-end Commercial Selling Rate for U.S.
1.7781	1.7412	2.3370	Dollar (R$/U.S.$)	1.7412	2.3370

			Price indicators
			Crude oil and NGL average sales price (U.S. dollars/bbl)
64.00	70.24	47.95	Brazil (5)	54.22	81.55
57.16	64.39	47.37	International	53.58	63.16

			Natural gas average sales price (U.S. dollars/mcf)
3.28	2.59	5.79	Brazil	3.76	6.69
2.05	2.39	2.97	International	2.11	2.84

(1) Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2) Operating margin equals operating income divided by net operating revenues.
(3) Net margin equals net income divided by net operating revenues.
(4) Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(5) Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.

Reconciliation between Adjusted EBITDA and Net Income

(in millions of U.S. dollars)

				Year ended December 31,

3Q-2009	4Q-2009	4Q-2008		2009	2008

3,734	5,143	2,166	Net income attributable to Petrobras	15,504	18,879
2,013	2,284	1,285	Depreciation, depletion and amortization	7,188	5,928
-	319	519	Impairment	319	519
(499)	(578)	(508)	Financial income	(1,899)	(1,641)
529	284	224	Financial expense	1,295	848
(624)	(101)	(748)	Monetary and exchange variation	175	(1,584)
1,866	874	1,656	Total income tax expense	5,238	9,259
(157)	215	317	Equity in results of non-consolidated companies	(157)	21
			Noncontrolling interest in results of consolidated
412	(214)	(1,184)	subsidiaries	1,319	(1,146)
7,274	8,226	3,727	Adjusted EBITDA	28,982	31,083
28.1	31.4	16.7	Adjusted EBITDA margin (%)(1)	31.5	26.3

(1) Adjusted EBITDA margin equals adjusted EBITDA divided by net operating revenues.

Our adjusted EBITDA and our adjusted EBITDA margin are not U.S. GAAP measures and it is possible that they may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA and adjusted EBITDA margin to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for 2009 and for 2008 has been affected by the 8.1% decrease in the value of the Real against the U.S. dollar for 2009 compared to 2008.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

• domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

• export sales, which consist primarily of sales of crude oil and oil products;

• international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

• other sources, including services, investment income and foreign exchange gains.

Our expenses include:

• costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and exploration costs;

• selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

• interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

• the volume of crude oil, oil products and natural gas we produce and sell;

• changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

• related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

• fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

• the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real weakens relative to the U.S. dollar, as it did in 2009 (a depreciation of 8.1%), the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars. However, the depreciation of the Real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in 2009 and 2008 was impacted by the decrease in the value of the Real against the U.S. dollar during that period.

RESULTS OF OPERATIONS FOR 2009 COMPARED TO 2008

The comparison between our results of operations has been affected by the 8.1% decrease in the value of the Real against the U.S. dollar for 2009 compared to 2008.

Revenues

Net operating revenues decreased 22.3% to U.S.$91,869 million for 2009 compared to U.S.$118,257 million for 2008. This decrease was primarily attributable to a reduction in average sales prices of crude oil and natural gas in domestic and international markets set forth on page 3 and a 1.9% reduction in sales volumes in the domestic market. The reduction of sales volume in the domestic market was mainly a result of the effects set forth in the analysis of operating information of Sales Volume on page 15.

Consolidated sales of products and services decreased 20.9% to U.S.$115,892 million for 2009 compared to U.S.$146,529 million for 2008 due to the decreases mentioned above.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

• Value-added, Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS) and other taxes on sales of products and services and social security contributions. These taxes decreased 16.5% to U.S.$20,909 million for 2009 compared to U.S.$25,046 million for 2008, primarily due to lower prices and lower domestic sales volumes; and

• Contribuição de Intervenção no Domínio Econômico (Contribution for Intervention in the Economic Sector, or CIDE), the per-transaction fee due to the Brazilian government, which decreased 3.5% to U.S.$3,114 million for 2009 compared to U.S.$3,226 million for 2008, primarily due to lower prices and lower domestic sales volumes.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales for 2009 decreased 32.4% to U.S.$49,251 million compared to U.S.$72,865 million for 2008. This decrease was principally a result of:

• a 46.5% (U.S.$12,516 million) decrease in the cost of imports due to lower volumes and prices;

• a 38.5% (U.S.$3,531 million) decrease in costs for our international trading activities due to decreased offshore operations conducted by PifCo;

• a 36.5% (U.S.$4,465 million) decrease in production taxes and charges that include royalties, which decreased 35.7% (U.S.$1,988 million) in 2009 compared to 2008; special participation charge (an extraordinary charge payable in the event of high production or profitability from our fields), which decreased 37.4% (U.S.$2,464 million) in 2009 compared to 2008; and rental of areas, which decreased 22.3% (U.S.$13 million) in 2009 compared to 2008. The decrease in production taxes and charges in 2009 was due to a 32.2% reduction in the reference price used to calculate royalties for our domestic production, which averaged U.S.$54.40 for 2009 compared to U.S.$80.25 for 2008, reflecting the average Brent price on the international market; and

• a 60.6% (U.S.$1,165 million) decrease in costs related to the generation and purchase of electricity for sale.

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 21.3% to U.S.$7,188 million for 2009 compared to U.S.$5,928 million for 2008, due to higher capital expenditures and increased oil and gas production.

Exploration, Including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, decreased 4.1% to U.S.$1,702 million for 2009 compared to U.S.$1,775 million for 2008. Excluding the impact of the depreciation of the Real, exploration, including exploratory dry holes remained relatively constant during 2009 compared to 2008.

Impairment of Oil and Gas Properties

For 2009, we recorded an impairment charge of U.S.$319 million compared to U.S.$519 million for 2008. This lower expense was primarily due to the higher impairment on exploration and production assets recorded in 2008 as a result of the decrease of the estimated future oil prices. The impairment charge in 2008 was primarily attributable to goodwill impairment at Petrobras’ indirect subsidiary in the United States, Pasadena Refining System (U.S.$223 million) and to impairment at Petrobras’ Guajá field and other producing properties in Brazil due to reduced year-end international oil prices (U.S.$171 million). The impairment charge in 2009 was primarily attributable to producing properties in Brazil and principal amounts were related to Petrobras’ Agua Grande field. In 2009 the petroleum and natural gas fields that presented losses already had high maturity levels and, consequently, produced insufficient petroleum and gas to cover production costs. This factor had a reducing effect on the economic analysis that led to the recording of a provision for loss through devaluation in some fields. See Notes 9(b) and 18(a) to our consolidated financial statements for the year ended December 31, 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 5.5% to U.S.$7,020 million for 2009 compared to U.S.$7,429 million for 2008.

Selling expenses decreased 4.0% to U.S.$3,375 million for 2009 compared to U.S.$3,517 million for 2008. Excluding the impact of the depreciation of the Real, selling expenses remained relatively constant during 2009 compared to 2008.

General and administrative expenses decreased 6.8% to U.S.$3,645 million for 2009 compared to U.S.$3,912 million for 2008. Excluding the impact of the depreciation of the Real, general and administrative expenses remained relatively constant during 2009 compared to 2008.

Research and Development Expenses

Research and development expenses decreased 27.6% to U.S.$681  million for 2009 from U.S.$941 million for 2008. This lower expense was primarily due to decreased average sales prices, which is the basis for a fixed 0.5% provision for expenses on research and development investment required by Brazilian law (U.S.$267 million).

Employee Benefit Expense for Non-Active Participants

Employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs of retired employees. Our employee benefit expense for non-active participants decreased 14.5 % to U.S.$719 million for 2009 compared to U.S.$841 million for 2008. Excluding the impact of the depreciation of the Real, the employee benefit expense for non-active participants remained relatively constant during 2009 compared to 2008.

Other Operating Expenses

Other operating expenses increased 17.1% to U.S.$3,120 million for 2009 from U.S.$2,665 million for 2008.  A breakdown of other operating expenses by segment is included on page 27.

The most significant changes between 2009 and 2008 are described below:

• 394.1% (U.S.$1,076 million) increase in expense for losses and contingencies related to legal proceedings, to U.S.$1,349 million for 2009 compared to U.S.$273 million for 2008, mainly due to the extraordinary expense for special government participation taxes on the Marlim field, of approximately U.S.$1,034 million in the third quarter of 2009;

• 283.5% (U.S.$309 million) increase in expense for unscheduled stoppages of plant and equipment, to U.S.$418 million for 2009 compared to U.S.$109 million for 2008;

These increases were partially offset by:

• 43.5% (U.S.$237 million) decrease in expense for marking inventory to market value, to U.S.$308 million for 2009 compared to U.S.$545 million for 2008;

• 90.3% (U.S.$214 million) decrease in expense for contractual fines, to U.S.$23 million for 2009 compared to U.S.$237 million for 2008;

• 18.1% (U.S.$122 million) decrease in expense for institutional relations and cultural projects, to U.S.$553 million for 2009 compared to U.S.$675 million for 2008;

• 13.7% (U.S.$44 million) decrease in expenses related to collective bargaining agreements, to U.S.$278 million for 2009 compared to U.S.$322 million for 2008;

• 10.7% (U.S.$37 million) decrease in operating expense at thermoelectric power plants, to U.S.$308 million for 2009 compared to U.S.$345 million for 2008; and

• 15.0% (U.S.$32 million) decrease in expense for health, safety, and environment (HSE), to U.S.$182 million for 2009 compared to U.S.$214 million for 2008.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies increased to a gain of U.S.$157 million for 2009 compared to a loss of U.S.$21 million for 2008, primarily as a result of a U.S.$216 million increase in gains in investments in affiliated companies in the petrochemical sector.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 15.7% to U.S.$1,899 million for 2009 compared to U.S.$1,641 million for 2008. This increase was primarily attributable to increased financial investments and other investments (U.S.$445 million increase) and to higher income on marketable securities (U.S.$209 million increase), partially offset by lower gains on derivative instruments (U.S.$390 million decrease). A breakdown of financial income is set forth in Note 13 of our consolidated financial statements for the year ended December 31, 2009.

Financial Expenses

Financial expenses increased 52.7% to U.S.$1,295 million for 2009 compared to U.S.$848 million for 2008. This increase was primarily attributable to increased financial expenses related to our debt and to project financings (U.S.$771 million increase). These increases were partially offset by a 45.4% (U.S.$659 million) increase in capitalized interest. A breakdown of financial expenses is set forth in Note 13 of our consolidated financial statements for the year ended December 31, 2009.

Monetary and Exchange Variation

Monetary and exchange variation decreased to a loss of U.S.$175 million for 2009 compared to a gain of U.S.$1,584 million for 2008. The loss in 2009 relates to the exchange rate losses on net foreign assets denominated in U.S. dollars that were almost entirely offset by the foreign exchange gains on net debt and by the monetary variation on BNDES financing.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, decreased 23.1% to U.S.$333 million for 2009 compared to U.S.$433 million for 2008, due to lower income tax withholdings on the dividends paid between foreign subsidiaries (U.S.$40 million of the total decrease), and also to lower PIS and COFINS taxes on non-core business activities and to the reduction of the IOF tax, a tax payable on financial transactions (U.S.$26 million decrease).

Other Expenses, Net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased 72.9% to a loss of U.S.$61 million for 2009 compared to a loss of U.S.$225 million for 2008, which included a U.S.$97 million write-off of Block 31 in Ecuador in the fourth quarter. Other expenses, net in 2009 was primarily attributable to a U.S.$147 million provision for losses from the Pasadena Refinery in the first quarter of 2009, partially offset by a U.S.$83 million gain related to donations and subsidies in the third quarter of 2009.

Income Tax (Expense) Benefit

Income before income taxes and non-controlling interest decreased 18.3% to U.S.$22,061 million for 2009 compared to U.S.$26,992 million for 2008. Income tax expense decreased 43.4% to U.S.$5,238 million for 2009, compared to U.S.$9,259 million for 2008, due primarily to: the reduction of taxable income; the increase of tax benefits related to foreign income (U.S.$531 million increase); to the decrease of change in valuation allowance tax expense (U.S.$906 million decrease) and to the increase of certain tax benefits related to the provisioning of interest on shareholders’ equity (U.S.$336 million increase). The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 3 of our consolidated financial statements for the year ended December 31, 2009.

NET INCOME BY BUSINESS SEGMENT

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

EXPLORATION AND PRODUCTION

(U.S.$ million)
Year ended December 31,

2009	2008

9,683	21,031

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas & Power segment and sales of oil products produced at natural gas processing plants.

The 54.0% reduction in consolidated net income for our Exploration and Production in 2009 compared to 2008 reflects the decline in international prices, and the extraordinary expense of U.S.$1,034 million related to the settlement of a dispute with the National Petroleum, Natural Gas and Biofuels Agency (“ANP”) regarding the calculation of special participation in the Marlin field.

These effects were partially offset by a 6.3% increase in oil and NGL production and lower production taxes.

The spread between the average domestic oil sale/transfer price and the average Brent price narrowed from U.S.$15.44/bbl in 2008 to U.S.$7.29/bbl in 2009 and reflects the recovery in the international market of heavy oil in relation to light oil since our production consists mainly of heavy oil.

				Year ended December 31,

			EXPLORATION AND PRODUCTION – BRAZIL (*)
3Q-2009	4Q-2009	4Q-2008		2009	2008

			Average daily crude oil and gas production
1,974	1,993	1,865	Crude oil and NGLs – Brazil (mbbl/d) (1)	1,971	1,855
1,914	1,920	1,980	Natural gas - Brazil (mmcf/d) (2)	1,902	1,926

(*) Unaudited.
(1) Includes production from shale oil reserves.
(2) Does not include LNG. Includes reinjected gas.

(2009 x 2008): Natural decline in crude oil and NGL production from mature fields was offset by increased production from platforms P-52 and P-54 in the Roncador field and platform P-53 in the Marlim Leste field and by the start-up of platforms P-51 in the Marlim Sul field, FPSO Cidade de Niterói in the Marlim Leste field, FPSO-Cidade de São Vicente (Tupi EWT), FPSO-Espírito Santo (Parque das Conchas), FPSO-Frade and FPSO-Cidade de São Mateus (Camarupim field).

Domestic natural gas production decreased 1.2% to 1,902 mmcf/d for 2009 compared to 1,926 mmcf/d for 2008, due to limited gas-fired thermoelectric demand attributable to high reservoir levels at hydroelectric power plants in Southeastern Brazil.

				Year ended December 31,

			LIFTING COSTS – BRAZIL (*) (U.S. dollars/boe)
3Q-2009	4Q-2009	4Q-2008		2009	2008

			Crude oil and natural gas – Brazil
9.02	9.51	8.24	Excluding production taxes (1)	8.78	9.26
22.86	24.74	18.11	Including production taxes (1)	20.51	26.08

(*) Unaudited.
(1) Production taxes include royalties, special government participation and rental of areas.

Lifting Costs - Excluding production taxes

(2009 x 2008): Our unit lifting cost in Brazil, excluding the impact of the depreciation of the Real and production taxes (consisting of royalties, special government participation and rental of areas) remained relatively constant in 2009 compared to 2008. The higher personnel expenses partially offset the increased expenses in 2008 generated by higher well interventions and scheduled stoppages on production units.

Lifting Costs - Including production taxes

(2009 x 2008): Our production taxes in Brazil on a per barrel basis decreased 30.3% to U.S.$11.73/bbl for 2009 compared to U.S.$16.82 for 2008. This decrease is attributable to a 32.2% decrease in the reference price for domestic oil, which averaged U.S.$54.40 in 2009 compared to U.S.$80.25 in 2008, reflecting the average Brent price on the international market. This reduction was partially offset by higher production of the new production systems.

REFINING, TRANSPORTATION & MARKETING

(U.S.$ million)
Year ended December 31,

2009	2008

6,456	(1,996)

Our Refining, Transportation & Marketing segment includes refining, logistics, transportation, export and the purchase of crude oil, as well as the purchase and sale of oil products and fuel ethanol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

The improved result from our Refining, Transportation & Marketing segment in 2009 compared to 2008 was due to lower oil acquisition/transfer costs and lower oil product import costs, reflecting the trend in international prices.

These effects were partially offset by a reduction in the average realization price due to lower export prices and lower domestic sales prices adjusted to international price levels.

				Year ended December 31,

			IMPORTS AND EXPORTS (*)
3Q-2009	4Q-2009	4Q-2008		2009	2008

			Imports (mbbl/d)
429	373	276	Crude oil imports	397	373
209	139	123	Oil product imports	152	197
			Exports (mbbl/d)
485	463	559	Crude oil exports (1)(2)	478	439
239	215	231	Oil product exports (2)	227	234

86	166	391	Net exports (imports) of crude oil and oil products	156	103
			Other imports and exports (mbbl/d)
23	4	2	Imports of other products	10	5
2	4	1	Exports of other products (2)	2	3

(*) Unaudited.
(1) Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).
(2) Includes exports in progress.

(2009 x 2008): The higher exports were due to increased domestic oil production. The decreased imports were resulted mainly from lower level of diesel imports (responding to the absence of sales to thermoelectric plants in 2009), from the economic downturn, an increase in the mandatory percentage of biodiesel and the diesel maximization program.

				Year ended December 31,
			OUTPUT OF OIL PRODUCTS – BRAZIL (*)
3Q-2009	4Q-2009	4Q-2008		2009	2008

Refining and marketing operations (mbbl/d)
Brazil (1)
1,867	1,867	1,708	Output of oil products	1,823	1,787
1,942	1,942	1,942	Installed capacity	1,942	1,942
94	94	87	Utilization	92	91
79	78	78	Domestic crude oil as % of total feedstock processed	79	78

(*) Unaudited.
(1) As registered by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

(2009 x 2008): Our refinery output in Brazil in 2009 increased 2.0% compared to 2008 due to lower scheduled stoppages at distillation plants.

				Year ended December 31,

			REFINING COSTS – BRAZIL (*) (U.S. dollars/boe)
3Q-2009	4Q-2009	4Q-2008		2009	2008

3.37	3.76	2.33	Refining costs - Brazil	3.21	3.24

(*)Unaudited.

(2009 x 2008): Excluding the impact of the depreciation of the Real, our refining costs in Brazil increased 7.8% in 2009 compared to 2008 due to higher personnel expenses and higher operating costs led by higher catalyzer and chemical products prices.

GAS & POWER

(U.S.$ million)
Year ended December 31,

2009	2008

447	(223)

Our Gas & Power segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.

The improved result from our Gas & Power segment was due to lower costs for purchasing electricity from third parties to fulfill our contractual commitments, lower import/transfer costs of natural gas reflecting international prices, increased fixed income from electricity sales and exports and a reduction in fines paid for failure to deliver contracted amounts of electricity attributable to improvements in our natural gas infrastructure in 2008.

These effects were partially offset by reduced thermoelectric output as a result of abundant rainfall supplying Brazil’s hydroelectric power plants, and a decline in natural gas sales volumes.

				Year ended December 31,

			IMPORTS OF LPG (*)
3Q-2009	4Q-2009	4Q-2008		2009	2008

			Imports (mbbl/d)
141	134	181	Imports of LPG	140	191

(*) Unaudited.

INTERNATIONAL

(U.S.$ million)
Year ended December 31,

2009	2008

(154)	(808)

The International segment comprises our activities in other than Brazil, which include Exploration and Production, Refining, Transportation & Marketing, Distribution and Gas & Power.

The improved result from the International segment in 2009 compared to 2008 was due to better gross margins in refinery operations in the United States and Japan, higher sales volumes, a reduction of losses with inventory devaluation, impairment expenses and losses such as those related to the write-off of Block 31 in Ecuador which was recorded in 2008. These effects were offset by declining margins as a result of lower international oil prices.

				Year ended December 31,

			EXPLORATION AND PRODUCTION – INTERNATIONAL (*)
3Q-2009	4Q-2009	4Q-2008		2009	2008

			Average daily crude oil and gas production
137	143	121	Crude oil and NGLs – International (mbbl/d) (1)	132	111
564	576	588	Natural gas - International (mmcf/d) (2)	576	594
10	9	14	Non-consolidated international production(3)	10	14

(*) Unaudited.
(1) Includes production from shale oil reserves.
(2) Does not include LNG. Includes reinjected gas.
(3) Non-consolidated companies in Venezuela.

(2009 x 2008): International consolidated crude oil and NGL production increased due to the start-up of production in Agbami, in July 2008 and Akpo, in March 2009, both in Nigeria. This increase was partially offset by lower output in Ecuador due to the sale of a part of our interest in Block 18, in December 2008.

International consolidated gas production decreased 3.0% due to reduced imports of Bolivian gas and reduced consumption of natural gas at our gas-powered thermoelectric plants, which supplement the base hydroelectric system. This decrease was partially offset by higher production levels in Argentina due to the increase in our interest in the Sierra Chata gas field in the fourth quarter of 2008.

				Year ended December 31,
			LIFTING COSTS – INTERNATIONAL (*) (U.S. dollars/boe)
3Q-2009	4Q-2009	4Q-2008		2009	2008

5.72	6.49	5.36	Crude oil and natural gas – international	5.42	4.73

(*) Unaudited.

(2009 x 2008): The increase in our international lifting costs was primarily due to higher costs from third-party services agreements in Argentina.

				Year ended December 31,

			OUTPUT OF OIL PRODUCTS – INTERNATIONAL (*)
3Q-2009	4Q-2009	4Q-2008		2009	2008

			Refining and marketing operations (mbbl/d)
			International
207	220	209	Output of oil products	211	183
281	281	281	Installed capacity	281	281
67	68	64	Utilization	66	61

(*) Unaudited.

(2009 x 2008): Our international refinery output increased 15.3% due to the inclusion of the Nansei Sekiyu Kabushiki Kaisha (NSS) Refinery in Okinawa, Japan acquired in April 2008, in addition to improved operational performance at the Pasadena Refinery in the United States due to lower stoppages in 2009.

				Year ended December 31,

			REFINING COSTS – INTERNATIONAL (*) (U.S. dollars/boe)
3Q-2009	4Q-2009	4Q-2008		2009	2008

3.50	3.07	3.70	Refining costs - International	4.23	5.34

(*) Unaudited

(2009 x 2008): International refining costs decreased 20.8% due to higher processed crude volumes, attributable to lower scheduled stoppages and lower repair expenses at the Pasadena Refinery

DISTRIBUTION

(U.S.$ million)
Year ended December 31,

2009	2008

634	839

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A.– BR, in Brazil.

The decrease in net income from Distribution in 2009 compared to 2008 was primarily due to a reduction in the average realization price and the impact of depreciation of the Real. This effect was partially offset by a 13.3% upturn in sales volume, reflecting the consolidation of Alvo Distribuidora.

This segment accounted for 38.6% of the total Brazilian fuel distribution market in 2009 compared to 34.9% in 2008.

				Year ended December 31,

			SALES VOLUME – mbbl/d (*)
3Q-2009	4Q-2009	4Q-2008		2009	2008

769	782	753	Diesel	740	760
327	366	364	Gasoline	338	344
104	103	111	Fuel oil	102	110
175	161	143	Naphtha	164	151
222	212	211	LPG	210	213
82	84	79	Jet fuel	79	75
131	141	101	Other	121	84

1,810	1,849	1,762	Total oil products	1,754	1,737
118	126	49	Ethanol and other products	112	88
244	247	311	Natural gas	240	321

2,172	2,222	2,122	Total domestic market	2,106	2,146
726	682	791	Exports	707	676
531	478	440	International sales and other operations	537	552

1,257	1,160	1,231	Total international market (1)	1,244	1,228

3,429	3,382	3,353	Total	3,350	3,374

(*) Unaudited.
(1) Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).

Our domestic sales volume decreased 1.9% to 2,106 mbbl/d in 2009 compared to 2,146 mbbl/d in 2008, primarily due to:

• Diesel (reduction of 2.6%) – due to the emergency operation of diesel-powered thermal plants in 2008, the period reduction in GDP growth, the increase in the biodiesel percentage to 4%, the decline in the 2009 grain harvest and the increased share of third-party diesel (importers and the Riograndense Refinery).

• Gasoline (reduction of 1.7%) – due to the reduction of the purely-gasoline-powered fleet and the increased share of other players in 2009, especially in regard to gasoline blends, due to imported refinery streams.

• Fuel oil (reduction of 7.3%) – reflecting the decline in output from the manufacturing industry due to the global crisis, the reduction in thermal plant consumption and zero consumption by the pelletizing industry.

• Naphtha (increase of 8.6%) – due to scheduled stoppages in petrochemical units and their lower orders in 2008, triggered by the crisis that hit the entire petrochemical chains.

• Natural gas (reduction of 25.2%) – due to the economic slowdown, the replacement of gas with fuel oil for industrial use, and reduced demand from thermal plants due to higher water-reservoir levels in the Southeast hydropower-plants , compared to the beginning of 2008.

Export volumes increased 4.6% as a result of increased oil production.

International sales decreased 2.7% due to the reduction of trading activities, generated by lower market supply of the above oil and gas products.

LIQUIDITY AND CAPITAL RESOURCES

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically, we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our current capital requirements. In 2010, our major cash needs include planned capital expenditures of U.S.$50,854 million, the remaining part of announced dividends of U.S.$652 million and payments of U.S.$3,754 million on our long-term debt, leasing and project financing obligations.

Financing Strategy

We expect our planned investments for the years between 2010 and 2014 to range between U.S.$200 and U.S.$220 billion. We will continue our policy of extending the term of our debt maturity profile. We will raise debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, require registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On December 31, 2009, we had cash and cash equivalents of U.S.$16,169 million compared to U.S.$6,499 million at December 31, 2008.

Operating activities provided net cash flows of U.S.$24,920 million for 2009 compared to U.S.$28,220 million for 2008. Cash generated by operating activities was mainly affected by net operating revenues, which decreased U.S.$26,388 million during 2009 compared to 2008.

Net cash used in investing activities increased to U.S.$35,120 million for 2009 compared to U.S.$29,466 million for 2008. This increase was due primarily to capital expenditures mainly related to our exploration and production projects in Brazil (U.S.$2,195 million); and to the modernization of our refineries (U.S.$3,232 million).

Net cash provided by financing activities was U.S.$16,935 million for 2009 compared to net cash provided by financing activities of U.S.$2,778 million for 2008. This increase was primarily due to funds raised from the BNDES by Petrobras and its subsidiaries Transportadora Associada de Gás S/A – TAG and Refinaria Abreu e Lima S/A – RNEST, to an increase in funds raised by PifCo from financial institutions and through issuances of Global Notes.

Our net debt increased to U.S.$40,963 million as of December 31, 2009 compared to U.S.$20,624 million as of December 31, 2008, primarily due to the Petrobras and PifCo financings mentioned above. Most of the proceeds from the new debt are being allocated at our intensive investments program, besides the use of cash and cash equivalents on the anticipated payment of interest on shareholders’ equity.

	(U.S.$ Million)
Balance sheet data	December 31, 2009	December 31, 2008	Percent Change (December 31, 2009 versus December 31, 2008)

Cash and cash equivalents	16,169	6,499	148.8
Short-term debt	8,553	5,888	45.3
Total long-term debt	48,149	20,640	133.3
Total capital lease obligations	430	595	(27.7)
Net debt (1)	40,963	20,624	98.6
Petrobras’ shareholders’ equity (2)	94,058	61,909	51.9
Total capitalization (3)	151,190	89,032	69.8

	(U.S.$ Million)
Reconciliation of Net debt	December 31, 2009	December 31, 2008
Total long-term debt	48,149	20,640
Plus short-term debt	8,553	5,888
Plus total capital lease obligations	430	595
Less cash and cash equivalents	16,169	6,499
Net debt (1)	40,963	20,624

(1) Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.
(2) Petrobras’ shareholders’ equity includes adjustments in the amount of U.S.$1,646 million (loss) on December 31, 2009 and U.S.$37 million (gain) on December 31, 2008, related to “Post-retirement benefit reserves adjustments, net of tax - pension and health care costs”.
(3) Total capitalization is calculated as Petrobras’ shareholders’ equity plus short-term debt, total long-term debt and total capital lease obligations.

Total Short-Term Debt

Our outstanding short-term debt serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks. On December 31, 2009, our total short-term debt amounted to U.S.$8,553 million compared to U.S.$5,888 million on December 31, 2008.

Total Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, loans from the BNDES and other financial institutions and project financings. Our total long-term debt amounted to U.S.$48,149 million on December 31, 2009 compared to U.S.$20,640 million on December 31, 2008. This increase was primarily due to funds raised from the BNDES by Petrobras and two of its subsidiaries, to an increase in funds raised by PifCo from financial institutions and through issuances of Global Notes. See Note 12 to our consolidated financial statements as of December 31, 2009.

Included in these figures at December 31, 2009 are the following international debt issues:

Notes	Principal Amount
PESA’s 8.13% Notes due 2010	U.S.$349 million
PESA’s 1.43% Notes due 2011	U.S.$87 million
PifCo’s 9.750% Notes due 2011	U.S.$600 million
PESA’s 9.38% Notes due 2013	U.S.$200 million
PifCo’s 3.748% Senior Trust Certificates due 2013 (1)	U.S.$200 million
PifCo’s 9.125% Global Notes due 2013	U.S.$750 million
PifCo’s 7.75% Global Notes due 2014	U.S.$600 million
PifCo’s 6.436% Senior Trust Certificates due 2015 (1)	U.S.$550 million
PifCo’s 2.15% Japanese Yen Bonds due 2016	U.S.$378 million
PifCo’s 6.125% Global Notes due 2016	U.S.$899 million
PESA’s 5.88% Notes due 2017	U.S.$300 million
PifCo’s 8.375% Global Notes due 2018	U.S.$750 million
PifCo’s 5.875% Global Notes due 2018	U.S.$1,750 million
PifCo’s 7.875% Global Notes due 2019	U.S.$2,750 million
PifCo’s 5.75% Global Notes due 2020	U.S.$2,500 million
PifCo’s 6.875% Global Notes due 2040	U.S.$1,500 million

(1) Issued in connection with our export prepayment program. Unless otherwise noted, all debt is issued by PifCo, with support from us through a standby purchase agreement or guaranty.

Extinguished securities

On December 31, 2009, and December 31, 2008, we had amounts invested abroad in an exclusive investment fund that held debt securities of certain of the Company’s consolidated special purpose entities in the total amount of U.S.$749 million. These securities have been extinguished, and the related amount together with applicable interest has been removed from our balance sheet. See Note 12 to our consolidated financial statements as of December 31, 2009.

Off Balance Sheet Arrangements

As of December 31, 2009, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes our outstanding contractual obligations and commitments at December 31, 2009:

	Payments due by period (in millions of U.S. dollars)

	Total	Less than year	1-3 years	3-5 years	More than 5 years
Balance Sheet Items (1):
Long Term Debt Obligations	56,702	8,553	9,606	5,396	33,147
Capital (Finance) Lease Obligations	430	158	172	34	66

Total Balance Sheet Items	57,132	8,711	9,778	5,430	33,213

Other Long-Term Contractual Commitments
Natural Gas Ship-or-Pay	5,770	521	1,080	1,217	2,952
Service Contracts	50,778	22,799	15,623	5,555	6,801
Natural Gas Supply Agreements	10,842	1,147	2,263	2,204	5,228
Operating Leases	36,876	7,701	13,540	9,055	6,580
Purchase Commitments	11,374	3,827	3,308	1,025	3,214
International Purchase Commitments	13,435	4,557	5,611	2,228	1,039

Total Other Long-Term Commitments	129,075	40,552	41,425	21,284	25,814

Total	186,207	49,263	51,203	26,714	59,027

(1) Excludes the amount of U.S.$27,578 million related to our pension fund obligations that are guaranteed by U.S.$22,791 million in plan assets. Information on employees’ postretirement benefit plans is set forth in Note 16 of our consolidated financial statements for the year ended December 31, 2009.

Risk Management Activities

We are exposed to a number of market risks arising in the normal course of our business. We may use derivative and non-derivative instruments to manage these risks. For a description of our risk management activities, see Note 20 to our consolidated financial statements for the year ended December 31, 2009.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$35,134 million in 2009, a 17.6% increase compared to our investments of U.S.$29,874 million in 2008. Our investments in 2009 were primarily directed toward increasing production, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total capital expenditures in 2009, U.S.$16,488 million was invested in exploration and development projects, including investments financed through project financing.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for 2009 and 2008:

Activities

	Year ended December 31,
	2009	2008
	(U.S.$ million)
• Exploration and Production	16,488	14,293
• Refining, Transportation & Marketing	10,466	7,234
• Gas & Power	5,116	4,256
• International:
Exploration and Production	1,912	2,734
Refining, Transportation & Marketing	110	102
Distribution	31	20
Gas & Power	58	52
• Distribution	369	309
• Corporate	584	874

Total capital expenditures	35,134	29,874

Dividends and Interest on Shareholders’ Equity

The proposal for the 2009 dividends that is being submitted by the Petrobras Board of Directors for shareholder approval at the Ordinary General Meeting to be held on April 22, 2010, in the amount of U.S.$4,565 million, conforms to the by-laws with regard to minimum dividend rights of preferred shares (article 5) and includes interest on capital already approved by the Board of Directors, as established in article 9 of Law 9.249/95 and Decrees 2.673/98 and 3.381/00, as follows:

• On June 24, 2009, in the amount of U.S.$1,347 million, which was made available to shareholders on November 30, 2009, based on the share position of July 3, 2009.

• On September 21, 2009, in the amount of U.S.$964 million, which was made available to shareholders on December 21, 2009, based on the share position of September 30, 2009.

• On December 17, 2009, in the amount of U.S.$1,002 million, which was made available to shareholders on December 29, 2009, based on the share position of December 18, 2009.

• On February 26 2010, the final portion of interest on shareholders’ equity, to be made available based on the shareholding position as of April 22, 2010, the date of the Annual General Shareholders’ Meeting, which will decide on the subject, in the amount of US$601 million, together with the dividends of US$651 million.

The portions of interest on shareholders’ equity distributed in advance in 2009 will be discounted from the dividends proposed for this year, corrected by the benchmark (SELIC) rate from the date of its payment until December 31, 2009.

Subsequent Events

a) Investment agreement among Petrobras, Petroquisa and Odebrecht

On January 22, 2010 an investment agreement was entered into among Petrobras, Petroquisa and Odebrecht, which established the following stages for the planned integration of their petrochemical businesses: (i) the formation of a holding company, BRK Investimentos Petroquímicos S.A. (BRK), which will hold all the common shares issued by Braskem currently held by Odebrecht, Petroquisa and Petrobras; (ii) the allocation of financial resources into BRK, to be made in cash by Odebrecht and Petrobras; (iii) a capital increase in Braskem to be made in the form of a private subscription by its shareholders; (iv) the acquisition by Braskem of the shares of Quattor held by Unipar; (v) the acquisition by Braskem of 100% of the shares of Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”) and of 33.33% of the shares of Polibutenos S.A. Indústrias Químicas (Polibutenos); and (vi) the incorporation by Braskem of the shares of Quattor held by Petrobras and Petroquisa.

Also on this date, Odebrecht, Petrobras, Petroquisa and Braskem executed an agreement, seeking to regulate their commercial and corporate relationship in the Petrochemical Complex of the State of Rio de Janeiro (COMPERJ) and in the Petrochemical Complex of Suape (Suape Complex). The joint-venture agreement establishes that Braskem will acquire certain first and second generation petrochemical companies within COMPERJ, and that it will also gradually acquire a share in the companies that develop the businesses of the Suape Complex, in accordance with terms and conditions agreed upon in the joint-venture agreement. These transactions are in alignment with the interests of Odebrecht and Petrobras to integrate their petrochemical businesses in Braskem.

In continuation of its restructuring operation, on February 11, 2010, W.B.W., a wholly owned subsidy of Petroquisa, the holder of 31% of the voting capital of Braskem, was taken over by BRK. With this transaction, Odebrecht and Petrobras have begun the process for concentrating all their common shares issued by Braskem in BRK. As a result, BRK is now the holder of common shares issued by Braskem corresponding to 93.3% of its voting capital.

Not later than April 5, 2010, Petrobras will transfer U.S.$1,436 million to BRK, which will participate with U.S.$2,010 million in the capital increase of Braskem.

b) Petrobras Biocombustível acquires an interest in an ethanol refinery

In January 2010, Petrobras Biocombustível contributed U.S.$37 million into the capital of Total Agroindústria Canavieira S/A (Total), in accordance with a commitment established in the Minutes of the Special Shareholders’ General Meeting of December 22, 2009, to contribute with the amount of U.S.$84 million by March 2011, when it will then hold 40.4% of Total’s capital.

This initiative, in line with strategic planning for 2009-2013, inserts the Company in the ethanol market. The partnership will make it viable to expand the refinery to a total capacity of 203 million liters per year, with surplus electric power of 38.5 MW for trading, generated through the use of sugar cane bagasse.

c) Second drawdown of financing with the China Development Bank

On February 10, 2010, Petrobras made the second drawdown in the amount of U.S.$2,000 million with respect to the financing agreement entered into with the China Development Bank Corporation (CDB) on November 3, 2009.

d) Auctions for sale of natural gas in short-term contracts

On March 16, 2010 Petrobras held the tenth electronic auction for natural gas, in which 16 natural gas distributors participated and bid for 6.87 million cubic meters per day. The sales were made in sub markets defined using the logistics characteristics of each region, where what is new is the gas interconnection of the Southeast and Northeast regions through Gasene, a gas pipeline which, according to Management’s estimates, will enter into commercial operation in April 2010.

Income Statement
(in millions of U.S. dollars, except for share and per share data)

				Year ended December 31,
3Q-2009	4Q-2009	4Q-2008		2009	2008

32,488	33,504	28,039	Sales of products and services	115,892	146,529
			Less:

(5,659)	(6,207)	(5,164)	Value-added and other taxes on sales and services	(20,909)	(25,046)
(954)	(1,097)	(538)	CIDE	(3,114)	(3,226)

25,875	26,200	22,337	Net operating revenues	91,869	118,257

(14,419)	(13,950)	(14,775)	Cost of sales	(49,251)	(72,865)
(2,013)	(2,284)	(1,285)	Depreciation, depletion and amortization	(7,188)	(5,928)
(396)	(508)	(569)	Exploration, including exploratory dry holes	(1,702)	(1,775)
-	(319)	(519)	Impairment	(319)	(519)
(1,910)	(1,985)	(1,766)	Selling, general and administrative expenses	(7,020)	(7,429)
(223)	(136)	(185)	Research and development expenses	(681)	(941)
			Employee benefit expense for non-active
(195)	(200)	(197)	participants	(719)	(841)
(1,438)	(1,046)	(723)	Other operating expenses	(3,120)	(2,665)

(20,594)	(20,428)	(20,019)	Total costs and expenses	(70,000)	(92,963)

5,281	5,772	2,318	Operating income (loss)	21,869	25,294

157	(215)	(317)	Equity in results of non-consolidated companies	157	(21)
499	578	508	Financial income	1,899	1,641
(529)	(284)	(224)	Financial expense	(1,295)	(848)
624	101	748	Monetary and exchange variation	(175)	1,584
(61)	(124)	(162)	Other taxes	(333)	(433)
41	(25)	(233)	Other expenses, net	(61)	(225)

731	31	320		192	1,698

6,012	5,803	2,638	Income (Loss) before income taxes	22,061	26,992

			Income tax expense:
(1,253)	(336)	568	Current	(4,378)	(6,904)
(613)	(538)	(2,224)	Deferred	(860)	(2,355)

(1,866)	(874)	(1,656)	Total income tax expense	(5,238)	(9,259)

4,146	4,929	982	Net income for the period	16,823	17,733

			Less: Net income attributable to the non-controlling
(412)	214	1,184	interest	(1,319)	1,146

3,734	5,143	2,166	Net income attributable to Petrobras	15,504	18,879

			Weighted average number of shares outstanding

5,073,347,344	5,073,347,344	5,073,347,344	Common	5,073,347,344	5,073,347,344
3,700,729,396	3,700,729,396	3,700,729,396	Preferred	3,700,729,396	3,700,729,396

			Basic and diluted earnings per share

0.43	0.59	0.25	Common and Preferred	1.77	2.15

			Basic and diluted earnings per ADS

0.86	1.18	0.50	Common and Preferred	3.54	4.30

Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of December 31, 2009	As of December 31, 2008
Assets
Current assets
Cash and cash equivalents	16,169	6,499
Marketable securities	72	124
Accounts receivable, net	8,115	6,613
Inventories	11,227	7,990
Recoverable taxes	3,940	3,281
Other current assets	3,121	2,251

Total current assets	42,644	26,758

Property, plant and equipment, net	136,167	84,719

Investments in non-consolidated companies and other investments	4,350	3,198

Non-current assets
Accounts receivable, net	1,946	923
Advances to suppliers	3,267	2,471
Petroleum and Alcohol Account – receivable from Federal Government	469	346
Marketable securities	2,659	1,738
Restricted deposits for legal proceedings and guarantees	1,158	798
Recoverable taxes	5,462	3,095
Others	2,148	1,649

Total non-current assets	17,109	11,020

Total assets	200,270	125,695

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	9,882	7,763
Current debt	8,553	5,888
Current portion of capital lease obligations	227	251
Taxes payable	5,974	3,605
Payroll and related charges	2,118	1,398
Dividends and interest on capital payable	1,340	3,652
Other current liabilities	2,871	2,199

Total current liabilities	30,965	24,756
Long-term liabilities
Long-term debt	48,149	20,640
Capital lease obligations	203	344
Employees’ post-retirement benefits obligation - Pension and Health care	10,963	5,787
Deferred income taxes	9,844	7,080
Other liabilities	4,726	4,520

Total long-term liabilities	73,885	38,371
Shareholders' equity
Shares authorized and issued:
Preferred share – 2009 and 2008 - 3,700,729,396 shares	15,106	15,106
Common share – 2009 and 2008 – 5,073,347,344 shares	21,088	21,088
Additional paid in capital	707	-
Reserves and others	57,157	25,715

Petrobras’ Shareholders' Equity	94,058	61,909

Non-controlling interest	1,362	659

Total Equity	95,420	62,568

Total liabilities and shareholders’ equity	200,270	125,695

Statement of Cash Flows Data
(in millions of U.S. dollars)

				Year ended December 31,
3Q-2009	4Q-2009	4Q-2008		2009	2008

			Cash flows from operating activities
4,147	4,928	981	Net income for the period	16,823	17,733

			Adjustments to reconcile net income to net cash provided by operating activities:
2,013	2,284	1,285	Depreciation, depletion and amortization	7,188	5,928
166	756	141	Dry hole costs	1,251	808
(157)	215	317	Equity in the results of non-consolidated companies	(157)	21
(1,881)	675	(295)	Foreign exchange (gain)/loss	(1,051)	2,211
-	319	519	Impairment	319	519
613	538	2,225	Deferred income taxes	860	2,355
111	(353)	388	Other	(9)	617

			Working capital adjustments
676	(696)	1,848	Decrease (increase) in accounts receivable, net	(777)	(1,098)
(3)	(462)	3,929	Decrease (increase) in inventories	(672)	(568)
(703)	962	147	Increase (decrease) in trade accounts payable	206	2,246
(573)	835	(2,367)	Increase in taxes payable	1,086	(207)
227	(66)	(866)	Increase in advances to suppliers	(428)	(1,684)
825	(1,245)	(731)	Increase in recoverable taxes	(882)	(1,431)
2,773	(1,775)	669	Increase (decrease) in other working capital adjustments	1,163	770

8,234	6,915	8,190	Net cash provided by operating activities	24,920	28,220

(10,659)	(9,598)	(9,770)	Net cash flows from investing activities	(35,120)	(29,466)

11,964	2,311	4,223	Net cash flows from financing activities	16,935	2,778

9,539	(372)	2,643	Increase (Decrease) in cash and cash equivalents	6,735	1,532
2,186	(54)	(1,426)	Effect of exchange rate changes on cash and cash equivalents	2,935	(2,020)
4,870	16,595	5,282	Cash and cash equivalents at beginning of period	6,499	6,987

16,595	16,169	6,499	Cash and cash equivalents at the end of period	16,169	6,499

Income Statement by Segment

	Year ended December 31, 2009 U.S.$ million

	E&P	REFINING, TRANSPORTATION & MARKETING (1)	GAS & POWER (1)	INTERN.	DISTRIB.	CORPOR. (2)	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	476	49,078	4,775	8,469	29,071	-	-	91,869
Inter-segment net operating revenues	38,301	25,543	877	1,728	601	-	(67,050)	-

Net operating revenues	38,777	74,621	5,652	10,197	29,672	-	(67,050)	91,869

Cost of sales	(16,329)	(60,752)	(3,860)	(7,437)	(27,030)	-	66,157	(49,251)
Depreciation, depletion and amortization	(4,344)	(1,213)	(398)	(870)	(176)	(187)	-	(7,188)
Exploration, including exploratory dry holes	(1,199)	-	-	(503)	-	-	-	(1,702)
Impairment	(319)	-	-	-	-	-	-	(319)
Selling, general and administrative expenses	(322)	(2,383)	(402)	(731)	(1,490)	(1,894)	202	(7,020)
Research and development expenses	(254)	(164)	(31)	(2)	(5)	(225)	-	(681)
Employee benefit expense for non-active participants	-	-	-	-	-	(719)	-	(719)
Other operating expenses	(1,293)	(502)	(404)	(146)	-	(792)	17	(3,120)

Cost and expenses	(24,060)	(65,014)	(5,095)	(9,689)	(28,701)	(3,817)	66,376	(70,000)

Operating income (loss)	14,717	9,607	557	508	971	(3,817)	(674)	21,869

Equity in results of non-consolidated companies	(4)	53	122	(16)	-	2	-	157
Financial income (expenses), net	-	-	-	-	-	429	-	429
Other taxes	(57)	(46)	(13)	(77)	(13)	(126)	(1)	(333)
Other expenses, net	(68)	205	(9)	(183)	2	(8)	-	(61)

Income (Loss) before income taxes	14,588	9,819	657	232	960	(3,520)	(675)	22,061

Income tax benefits (expense)	(4,961)	(3,321)	(182)	(319)	(326)	3,642	229	(5,238)

Net income (loss) for the period	9,627	6,498	475	(87)	634	122	(446)	16,823

Less: Net income (loss) attributable to the
non-controlling interest	56	(42)	(28)	(67)	-	(1,238)	-	(1,319)

Net income (loss) attributable to Petrobras	9,683	6,456	447	(154)	634	(1,116)	(446)	15,504

(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.
(2) The results with biofuels are included in the Corporate segment.

Income Statement by Segment

	Year ended December 31, 2008 U.S.$ million

	E&P	REFINING, TRANSPORTATION & MARKETING(1)	GAS & POWER(1)	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	973	69,318	7,627	10,024	30,315	-	-	118,257
Inter-segment net operating revenues	58,051	26,884	1,175	916	577	-	(87,603)	-

Net operating revenues	59,024	96,202	8,802	10,940	30,892	-	(87,603)	118,257

Cost of sales	(21,130)	(94,641)	(7,642)	(8,735)	(28,317)	-	87,600	(72,865)
Depreciation, depletion and amortization	(3,544)	(1,109)	(367)	(564)	(165)	(179)	-	(5,928)
Exploration, including exploratory dry holes	(1,303)	-	-	(472)	-	-	-	(1,775)
Impairment	(171)	-	-	(348)	-	-	-	(519)
Selling, general and administrative expenses	(419)	(2,486)	(483)	(788)	(1,425)	(1,972)	144	(7,429)
Research and development expenses	(494)	(151)	(40)	(3)	(8)	(245)	-	(941)
Employee benefit expense for non-active
participants	-	-	-	-	-	(841)	-	(841)
Other operating expenses	(117)	(319)	(612)	(473)	(90)	(1,054)	-	(2,665)

Cost and expenses	(27,178)	(98,706)	(9,144)	(11,383)	(30,005)	(4,291)	87,744	(92,963)

Operating income (loss)	31,846	(2,504)	(342)	(443)	887	(4,291)	141	25,294

Equity in results of non-consolidated companies	-	(245)	103	71	49	1	-	(21)
Financial income (expenses), net	-	-	-	-	-	2,377	-	2,377
Other taxes	(37)	(64)	(53)	(126)	(11)	(142)	-	(433)
Other expenses, net	(152)	(143)	(212)	(107)	320	69	-	(225)

Income (Loss) before income taxes	31,657	(2,956)	(504)	(605)	1,245	(1,986)	141	26,992

Income tax benefits (expense)	(10,764)	922	205	(213)	(406)	1,045	(48)	(9,259)

Net income (loss) for the period	20,893	(2,034)	(299)	(818)	839	(941)	93	17,733

Less: Net income (loss) attributable to the non-controlling interest	138	38	76	10	-	884	-	1,146

Net income (loss) attributable to Petrobras	21,031	(1,996)	(223)	(808)	839	(57)	93	18,879

(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

Other Operating Expenses by Segment

	Year ended December 31, 2009 U.S.$ million

	E&P	REFINING, TRANSPORTATION & MARKETING (1)	GAS & POWER (1)	INTERN.	DISTRIB.	CORPOR. (2)	ELIMIN.	TOTAL
Losses from legal proceedings	(1,150)	(75)	(33)	(20)	(21)	(50)	-	(1,349)
Institutional relations and cultural projects	(36)	(20)	(5)	-	(54)	(438)	-	(553)
Unscheduled stoppages of plant and equipment	(319)	(88)	-	(11)	-	-	-	(418)
Idle capacity at thermoelectric power plants	-	-	(308)	-	-	-	-	(308)
Allowance for marking inventory to market value	-	(83)	-	(210)	-	(15)	-	(308)
Expenses related to collective bargaining agreement	(118)	(57)	(6)	(5)	-	(92)	-	(278)
HSE expenses	(51)	(32)	(2)	-	-	(97)	-	(182)
Ship or pay commitments	-	-	-	(26)	-	-	-	(26)
Contractual fines	-	(1)	(6)	(16)	-	-	-	(23)
Other	381	(146)	(44)	142	75	(100)	17	325

	(1,293)	(502)	(404)	(146)	-	(792)	17	(3,120)

(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.
(2) The results with biofuels are included in the Corporate segment.

	Year ended December 31, 2008 U.S.$ million

	E&P	REFINING, TRANSPORTATION & MARKETING (1)	GAS & POWER (1)	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and culture projects	(43)	(31)	(6)	-	(42)	(553)	-	(675)
Allowance for marking inventory to market value	-	(188)	(59)	(298)	-	-	-	(545)
Idle capacity at thermoelectric power plants	-	-	(345)	-	-	-	-	(345)
Expenses related to collective bargaining agreement	(152)	(49)	(11)	(11)	-	(99)	-	(322)
Losses from legal proceedings	(18)	(44)	(11)	(109)	(10)	(81)	-	(273)
Contractual fines	-	-	(237)	-	-	-	-	(237)
HSE expenses	(38)	(34)	(2)	-	-	(140)	-	(214)
Unscheduled stoppages of plant and equipment	(64)	(45)	-	-	-	-	-	(109)
Ship or pay commitments	-	-	-	(54)	-	-	-	(54)
Other	198	72	59	(1)	(38)	(181)	-	109

	(117)	(319)	(612)	(473)	(90)	(1,054)	-	(2,665)

(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

Selected Balance Sheet Data by Segment

	Year ended December 31, 2009 U.S.$ million

	E&P	REFINING, TRANSPORTATIN & MARKETING(1)	GAS & POWER(1)	INTERN.	DISTRIB.	CORPOR.(2)	ELIMIN.	TOTAL

Current assets	3,636	14,890	2,891	2,737	3,270	19,948	(4,728)	42,644

Cash and cash equivalents	-	-	-	-	-	16,169	-	16,169
Other current assets	3,636	14,890	2,891	2,737	3,270	3,779	(4,728)	26,475

Investments in non-consolidated
companies and other
investments	285	1,635	761	1,318	221	130	-	4,350

Property, plant and equipment,
net	70,098	31,917	19,787	9,375	2,342	2,653	(5)	136,167

Non-current assets	3,577	2,027	1,422	1,484	294	8,467	(162)	17,109

Total assets	77,596	50,469	24,861	14,914	6,127	31,198	(4,895)	200,270

(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.
(2) The results with biofuels are included in the Corporate segment.

Selected Balance Sheet Data by Segment

	Year ended December 31, 2008 U.S.$ million

	E&P	REFINING, TRANSPORTATION & MARKETING(1)	GAS & POWER (1)	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,662	9,647	2,466	2,327	2,646	10,387	(3,377)	26,758

Cash and cash equivalents	-	-	-	-	-	6,499	-	6,499
Other current assets	2,662	9,647	2,466	2,327	2,646	3,888	(3,377)	20,259

Investments in non-
consolidated companies and
other investments	171	1,168	474	1,142	166	77	-	3,198

Property, plant and equipment,
net	45,836	15,806	10,719	9,341	1,621	1,418	(22)	84,719

Non-current assets	2,657	900	1,334	629	342	5,701	(543)	11,020

Total assets	51,326	27,521	14,993	13,439	4,775	17,583	(3,942)	125,695

(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

Selected Data for International Segment

	Year ended December 31, 2009 INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORTATION & MARKETING (1)	GAS & POWER (1)	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS	11,379	2,813	769	650	1,858	(2,555)	14,914

STATEMENT OF INCOME

Net Operating Revenues	2,943	5,938	441	2,784	16	(1,925)	10,197

Net operating revenues to third parties	824	4,484	390	2,740	11	20	8,469
Inter-segment net operating revenues	2,119	1,454	51	44	5	(1,945)	1,728

Net income (loss) attributable to Petrobras	397	(124)	84	32	(564)	21	(154)

	Year ended December 31, 2009 INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORTATION & MARKETING (1)	GAS & POWER (1)	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS	10,274	2,592	807	354	1,805	(2,393)	13,439

STATEMENT OF INCOME

Net Operating Revenues	2,841	7,313	473	2,676	2	(2,365)	10,940

Net operating revenues to third parties	1,383	5,611	424	2,604	2	-	10,024
Inter-segment net operating revenues	1,458	1,702	49	72	-	(2,365)	916

Net income (loss) attributable to Petrobras	96	(649)	82	12	(357)	8	(808)

(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.